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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number 1-2207

                           NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q
             [  ] Form N-SAR
             For Period Ended: October 1, 2000
                               ---------------
             [  ] Transition Report on Form 10-K
             [  ] Transition Report on Form 20-F
             [  ] Transition Report on Form 11-K
             [  ] Transition Report on Form 10-Q
             [  ] Transition Report on Form N-SAR
             For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1--REGISTRANT INFORMATION

TRIARC COMPANIES, INC.
----------------------
(Full Name of Registrant)


---------------------------------
(Former Name if Applicable)

280 Park Avenue
---------------
(Address of Principal Executive Office (Street and Number))

New York, New York 10017
------------------------
(City, State and Zip Code)

PART II--Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or | expense;
           | (b) The subject annual report, semi-annual report, transition | report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
           | thereof, will be filed on or before the fifteenth  calendar day
[X]        | following the  prescribed  due date; or the subject  quarterly
           | report or  transition  report on Form 10-Q,  or portion  thereof
           | will be filed on or | before the fifth calendar day following the | prescribed due date; and
           | (c) The accountant's statement or other exhibit required by Rule | 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Triarc Companies, Inc. (the "Company") could not complete the electronic filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2000 (the "Form 10-Q") by the prescribed filing date of November 15, 2000 without unreasonable effort or expense as a result of the following:

         On October 25, 2000 the Company completed the sale (the "Sale") of Snapple Beverage Group, Inc. (the Company's former premium beverage business) and Royal Crown Company, Inc. (the Company's former soft drink concentrate business) to affiliates of Cadbury Schweppes plc. The former premium beverage business and soft drink concentrate business had each been previously reported as separate business segments and represent discontinued operations to the Company. As a result, the Company has had to restate its financial statements for all periods required to reflect the Company's former premium beverage and soft drink concentrate businesses as discontinued operations. In addition, the Company was required to file a Current Report on Form 8-K ("Form 8-K") disclosing, in Item 2 thereof, the Sale and, in Item 7 thereof, pro forma financial information within fifteen days of the closing date of the Sale and, accordingly, prior to the due date of the Form 10-Q. The key personnel at the Company who were responsible for restating the financial statements and the preparation of the Form 8-K are also responsible for the Company's quarterly filings with the Securities and Exchange Commission. In order to file the Form 8-K in a timely manner, such key personnel concentrated on the completion of the financial statement restatements and the Form 8-K filing during the time they would have otherwise concentrated on the preparation of the Form 10-Q. As a result, the Company has been unable to complete the Form 10-Q for the quarter ended October 1, 2000 without unreasonable effort or expense.

PART IV--OTHER INFORMATION

(1)    Name  and  telephone  number  of  person  to  contact in  regard to this notification
         Fred Schaefer             (212)                      451-3000
         -------------             -----                      --------
            (Name)              (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A hereto.

                             TRIARC COMPANIES, INC.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 16, 2000          By: /s/ Fred H. Schaefer
                                     ----------------------
                                     Fred H. Schaefer
                                     Vice President and Chief Accounting Officer

                                                                        Annex A


For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-Q for its fiscal quarter ended October 1, 2000 was not filed by the prescribed due date of November 15, 2000. The Company, however, expects to report in its Form 10-Q revenues of $63.3 million, operating profit of $11.2 million, income from continuing operations of $22.4 million and net income of $10.7 million for the nine months ended October 1, 2000 compared with revenues of $59.1 million, operating profit of $9.7 million, income from continuing operations of $13.5 million and net income of $5.1 million for the nine months ended October 3, 1999. The Company expects to report revenues of $22.6 million, operating profit of $5.9 million, income from continuing operations of $7.6 million and net income of $3.4 million for the three months ended October 1, 2000 compared with revenues of $20.9 million, operating profit of $2.4 million, income from continuing operations of $3.3 million and net income of $14.2 million for the three months ended October 3, 1999.

The increase in revenues for the 2000 periods compared with the 1999 periods is due to higher royalty revenues and franchise fees of the Company's restaurant franchising business reflecting an increase in franchised restaurants and an increase in franchised restaurant openings. The increase in operating profit for the nine-month period ended October 1, 2000 compared with the nine-month period ended October 3, 1999 is due to the increase in revenues noted above, partially offset by higher operating costs and expenses in the 2000 period, reflecting increased general and administrative expenses. The increase in operating profit for the three-month period ended October 1, 2000 compared with the three-month period ended October 3, 1999 is due to the increase in revenues noted above and lower operating costs and expenses in the 2000 period, reflecting reduced general and administrative expenses. Although general and administrative expenses increased for the nine months ended October 1, 2000 compared with the nine months ended October 3, 1999, general and administrative expenses decreased for the 2000 third quarter compared with the 1999 third quarter due to the new executive bonus plan effective May 3, 1999 and approved by stockholders in September 1999 whereby the Company recognized charges for such bonuses during the 1999 third quarter for the five month period from the May 3, 1999 effective date through October 3, 1999 compared with only the three month period from July 3, 2000 through October 1, 2000 in the 2000 third quarter. The increase in income from continuing operations for the 2000 periods compared with the 1999 periods resulted from the after-tax effect of the previously discussed increases in operating profit and the after-tax effect of net higher non- operating income, principally reflecting higher investment income and lower interest expense, in the 2000 periods. The increase in net income for the nine-month period ended October 1, 2000 compared with the nine-month period ended October 3, 1999 resulted from the effect of the previously discussed increase in income from continuing operations, partially offset by the after- tax effect of a decrease in income (loss) from discontinued operations, reflecting the non-recurring gain on sale of the Company's propane business in the 1999 third quarter. The decrease in net income for the three-month period ended October 1, 2000 compared with the three-month period ended October 3, 1999 resulted from the after-tax effect of the decrease in income (loss) from discontinued operations, reflecting the non-recurring gain on sale of the Company's propane business in the 1999 third quarter, partially offset by the previously discussed increase in income from continuing operations in the 2000 third quarter.